Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793
517-266-3521 Phone
517-266-3524 Fax
MWeber@adriandominicans.org
Portfolio Advisory Board

May 9, 2007

                              Vote FOR Proposal #4

     Make Hasbro a Sustainable Company and Bring Reconsideration of PVC Risks/ Opportunities


Dear Fellow Hasbro Shareholder,


We are writing to urge you to vote in favor of Proposal # 4 on the proxy ballot. The proposal asks our company to review company policies related to social, environmental and economic sustainability and what the company plans to do to make its operations more sustainable.

As an example of a sustainability issue, our resolution raises the issue of the sale by Hasbro of many toys made out of or packaged in polyvinyl chloride (PVC) plastic. In response to this concern, the management has stated that "Hasbro has carefully studied the issue," together with other agencies and that it "believes that toys and childcare articles made from PVC pose no health risk to children."

In our opinion, this response by management is misleading and inadequate. It demonstrates well the need for the company to engage in a more effective sustainability review - one that is further reaching in considering the risks to the company, its consumers and the environment.

HASBRO'S LARGEST CUSTOMER, WAL-MART, SUPPORTS ELIMINATING PVC IN CHILDREN'S
PRODUCTS: PVC children's toys have come under intense scrutiny. On May 2, 2007,


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the New York and Illinois Attorney Generals announced a voluntary agreement with
Wal-Mart Stores, Inc. to recall PVC baby bibs containing lead. As part of the agreement, Wal-Mart has committed to support the development of a voluntary industry standard, in cooperation with the U.S. Consumer Product Safety Commission, the New York and Illinois Attorney General Offices and others, to eliminate PVC from all products intended for use by children. Wal-Mart is Hasbro's largest customer, representing 24% of Hasbro's consolidated net revenues in 2006.

USE OF HARMFUL ADDITIVES MAY POSE LEGAL AND FINANCIAL RISKS FOR HASBRO: PVC is often produced with the use of toxic stabilizers - such as lead, cadmium and organotins. These additives may leach, flake or outgas from PVC over time; a review of the scientific literature demonstrates these compounds have the potential to cause or exacerbate lead poisoning, damage brain development, reduce cognitive ability and IQ of children, cancer, suppress immunity, and disrupt the endocrine system. Thus it is reasonable to conclude that these compounds, if they are contained in Hasbro's PVC products, may pose legal and reputational risks to the company.

COMPETITORS PHASING OUT PVC AND SAFER ALTERNATIVES ARE AVAILABLE: Major competing toy manufacturers and retailers all around the world are enacting restrictions on PVC packaging and products. Toy manufacturers such as Brio, Chicco, Evenflo, Gerber, International Playthings, Lamaze Infant Development, Lego Systems, Sassy, and Tiny Love have all either committed to phasing out PVC or their products contain no PVC. On July 28, 2006, Wal-Mart announced, "the company will no longer sell soft sided lunchboxes with PVC linings." In October 2005, Wal-Mart committed to phasing out their private label PVC packaging over the next 2 years. Many supermarkets and/or retail chains in Austria, Denmark, Germany, and Japan are restricting or eliminating PVC use. Companies such as Ikea, H&M, Marks & Spencer, Microsoft, Johnson & Johnson, Nike, SC Johnson, Limited Brands, Dell, Toyota, Honda, Hewlett Packard, and Sony have made commitments to phase out PVC in products and/or packaging. Safer, cost-effective, alternatives to PVC are readily available. From safer, recyclable plastics, to bio-based materials, there is a growing market replacing PVC in products and packaging.

PVC FACING INCREASING REGULATIONS - TOXIC LOCK OUT: The use of PVC is facing increasing governmental regulations around the world. On July 20, 2006, U.S. Food and Drug Administration notified retailers to stop marketing PVC lunchboxes containing lead. Cities around the United States such as New York City, Boston, Seattle, San Francisco, and Buffalo have enacted procurement policies to avoid the purchase of materials such as PVC that lead to persistent toxic pollution. PVC has been banned or restricted in a number of countries including Canada, the Czech Republic, Germany, South Korea, Spain, and Sweden.

PVC IS PRODUCED WITH EXTREMELY TOXIC CHEMICALS: Dioxin, ethylene dichloride and vinyl chloride are unavoidably created in the production and disposal of PVC, and when they are released to the workplace or the environment, the scientific literature demonstrates that these substances may cause severe health problems (variously evidenced to cause or exacerbate cancer, endocrine disruption, endometriosis, neurological damage, birth defects, impaired child development and reproductive and immune system damage).

The management's unresponsive defense of its use of PVC demonstrates to shareholders that much more detailed review of this issue is needed by the management. A sustainability report such as that requested by shareholder Proposal #4 could in part begin to answer some of the very substantial questions raised in the management's opposition statement. For instance, given the management's response on the PVC example, it is reasonable for shareholders to want to know:

     o    What Hasbro products use PVC in products and/or packaging?

     o    What is the volume of PVC used in Hasbro products?

     o Does Hasbro have plans to phase out PVC in products and/or packaging in advance of regulatory and retailer restrictions?

     o How will Wal-Mart's support of eliminating PVC in children's products impact Hasbro's market share?

While the resolution does not ask for these specific items, the scope of the resolution is broad enough to encompass a report that details these issues.

Vote YES on shareholder Proposal #4 to urge better disclosure of our company's sustainability challenges, including the PVC example.

         This communication is not a proxy solicitation, and the Adrian
                 Dominican Sisters will not accept any proxies.